SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Schnitzer Steel Industries, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE CLASS A COMMON STOCK
(Title of Class of Securities)

806882106
(CUSIP Number of Class of Securities (Underlying Common Stock))

Richard Josephson, Vice President, General Counsel and Secretary
Schnitzer Steel Industries, Inc.
3200 N.W. Yeon Ave., P.O. Box 10047
Portland, Oregon 97296-0047
(503) 224-9900
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copy to:

Margaret Hill Noto
Jason Dalton
Stoel Rives LLP
900 S.W. Fifth Avenue, Suite 2600
Portland, OR 97204
(503) 224-3380

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$9,587,516	$1,025.86

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes that all eligible options to purchase 313,625 shares of Class A common stock of Schnitzer Steel Industries, Inc. will be exchanged for restricted stock units (“RSUs”) relating to 156,780 shares of Class A common stock of Schnitzer Steel Industries, Inc. pursuant to this offer, which may not occur. The aggregate value of such eligible options is approximately $9,587,516, which is calculated based on the average of the high and low prices of Schnitzer

Steel Industries, Inc. Class A common stock as reported on The NASDAQ Global Select Market on October 4, 2006.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107.00 for each $1,000,000 of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing Party: Not applicable Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.  Summary Term Sheet

The information set forth under the heading “Summary Term Sheet” (the “Summary Term Sheet”) in the Offer to Exchange Outstanding Options to Purchase Class A Common Stock Granted on July 25, 2006 for Restricted Stock Units, dated October 10, 2006 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.  Subject Company Information

(a)    Name and Address. The name of the issuer is Schnitzer Steel Industries, Inc., an Oregon corporation, and the address and telephone number of its principal executive offices are 3200 N.W. Yeon Ave., P.O Box 10047, Portland, OR 97296-0047 and (503) 224-9900.

(b)    Securities. The information set forth in Section 1 (“Number of RSUs; Expiration Date”) of the Offer to Exchange is incorporated herein by reference.

(c)    Trading Market and Price. The information set forth in Section 6 (“Price Range of Common Stock”) of the Offer to Exchange is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person

(a)    Name and Address. The information set forth in Item 2(a) above and Schedule A (“Information About Our Directors and Executive Officers”) to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)    Material Terms. The information set forth in the Summary Term Sheet, the Offer to Exchange, Schedule A (“Information About Our Directors and Executive Officers”) to the Offer to Exchange and the Questions and Answers regarding the Offer to Exchange is incorporated herein by reference.

(b)    Purchases. The information set forth in Section 8 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options”) of the Offer to Exchange is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(e)    Agreements Involving the Subject Company’s Securities. The information set forth in Section 8 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options”) of the Offer to Exchange is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals

(a)    Purposes. The information set forth in Section 2 (“Purpose of the Offer to Exchange”) of the Offer to Exchange is incorporated herein by reference.

(b)    Use of Securities Acquired. The information set forth in Section 1 (“Number of RSUs; Expiration Date”) of the Offer to Exchange is incorporated herein by reference.

(c)    Plans. The information set forth in Section 2 (“Purpose of the Offer to Exchange”) of the Offer to Exchange is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration

(a)    Source of Funds. The information set forth in Section 1 (“Number of RSUs; Expiration Date”) of the Offer to Exchange is incorporated herein by reference.

(b)    Conditions. Not applicable.

(d)    Borrowed Funds. Not applicable.

Item 8.  Interest in Securities of the Subject Company

(a)    Securities Ownership. The information set forth in Section 8 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options”) of the Offer to Exchange is incorporated herein by reference.

(b)    Securities Transactions. The information set forth in Section 8 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options”) of the Offer to Exchange is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used

(a)    Solicitations or Recommendations. The information set forth in Section 13 (“Fees and Expenses”) of the Offer to Exchange is incorporated herein by reference.

Item 10.  Financial Statements

(a)    Financial Information. The information set forth in Section 14 (“Information About Us”) and Section 16 (“Additional Information”) of the Offer to Exchange is incorporated herein by reference.

(b)    Pro Forma Information. Not applicable.

Item 11.  Additional Information

(a)    Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 (“Legal Matters; Regulatory Approvals”) of the Offer to Exchange is incorporated herein by reference.

(b)    Other Material Information. Not applicable.

Item 12. Exhibits

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Class A Common Stock Granted on July 25, 2006 for Restricted Stock Units, dated October 10, 2006.

(a)(1)(B)	Election Form.

(a)(1)(C)	Withdrawal Form.

(a)(1)(D)	Form of Letter from John D. Carter.

(a)(1)(E)	E-mail Communication to holders of Eligible Options.

(b)	Not applicable.

(d)(1)
Schnitzer Steel Industries, Inc. 2001 Restated Voting Trust and Buy-Sell Agreement dated March 26, 2001. Filed as Exhibit 9.1 to Schnitzer Steel Industries, Inc.’s Form 10-K for the fiscal year ended August 31, 2001, and incorporated herein by reference.

(d)(2)
Schnitzer Steel Industries, Inc. 1993 Stock Incentive Plan. Filed as Exhibit 10.1 to Schnitzer Steel Industries, Inc.’s Form 10-Q for the fiscal quarter ended February 28, 2002, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHNITZER STEEL INDUSTRIES, INC.

Date: October 10, 2006	By:	/s/ RICHARD JOSEPHSON
Richard Josephson,
Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Class A Common Stock Granted on July 25, 2006 for Restricted Stock Units, dated October 10, 2006.

(a)(1)(B)	Election Form.

(a)(1)(C)	Withdrawal Form.

(a)(1)(D)	Form of Letter from John D. Carter.

(a)(1)(E)	E-mail Communication to holders of Eligible Options.

(b)	Not applicable.

(d)(1)
Schnitzer Steel Industries, Inc. 2001 Restated Voting Trust and Buy-Sell Agreement dated March 26, 2001. Filed as Exhibit 9.1 to Schnitzer Steel Industries, Inc.’s Form 10-K for the fiscal year ended August 31, 2001, and incorporated herein by reference.

(d)(2)
Schnitzer Steel Industries, Inc. 1993 Stock Incentive Plan. Filed as Exhibit 10.1 to Schnitzer Steel Industries, Inc.’s Form 10-Q for the fiscal quarter ended February 28, 2002, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.